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Exar Corporation has requested confidential treatment pursuant to 17 C.F.R §200.83.
This letter omits confidential information (denoted by asterisks) and an unredacted version of this letter has been delivered to the U.S. Securities and Exchange
Commission Division of Corporation Finance.

August 5, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief
Timothy Buchmiller

Re:	Exar Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed on July 25, 2013
File No. 333-189271

Dear Mr. Mancuso:

We are counsel to Exar Corporation (“Exar”) and on behalf of Exar, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2013 with respect to Amendment No. 1 to the Registration Statement on Form S-3 that was initially filed by Exar with the Commission on June 12, 2013 (as amended, the “Registration Statement”).

The text of the Staff’s comment has been included in this letter in bold for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, our response to the numbered comment is set forth immediately below such numbered comment.

CONFIDENTIAL TREATMENT REQUESTED BY EXAR CORPORATION

Russell Mancuso

Securities and Exchange Commission

August 5, 2013

Please note that Exar is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the response. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notification of a request for access to such information to the undersigned at the address shown above, via telephone at (650) 566-2536, or via email at pscrivano@omm.com.

General

1.

Please provide us your analysis of whether a Form 8-K was required to be filed to report the Cadeka transaction. Also tell us where you have filed the related agreements, including the agreement that governs the conditions under which you may be required to issue additional shares.

Response: We respectfully advise the Staff that Exar determined that the Cadeka transaction did not result in Exar entering into a material definitive agreement for purposes of Item 1.01 of Form 8-K or acquiring a significant amount of assets for purposes of Item 2.01 of Form 8-K.

Upon signing the definitive agreement related to the Cadeka transaction, Exar analyzed this transaction to determine whether it would need to be disclosed in a Current Report on Form 8-K. Exar determined, in accordance with Item 1.01 and Instruction 4 of Item 2.01 of Form 8-K, that the acquisition would not need to be disclosed in a Current Report on Form 8-K since upon such acquisition neither the net book value of such assets (approximately $2,700,000) nor the amount paid for the assets ($29,000,000) exceeded 10% of Exar’s total assets on a consolidated basis as of June 30, 2013 ($293,651,000) and it did not otherwise involve a business that was significant pursuant to Item 11.01 of Regulation S-X. In addition, after analyzing Cadeka’s impact on Exar’s most relevant earnings metrics, such as net income and earnings, and on Exar’s assets and equity, Exar concluded that Cadeka did not constitute a material portion of its business. By way of example, Exar’s total revenue as of its fiscal year end was approximately $122,026,000 while Cadeka’s total revenue as of its fiscal year end was approximately [***]. Exar’s income before income taxes as of its fiscal year end was approximately $1,693,000 while Cadeka’s income before income taxes as of its fiscal year end was approximately [***].

CONFIDENTIAL TREATMENT REQUESTED BY EXAR CORPORATION

Russell Mancuso

Securities and Exchange Commission

August 5, 2013

Pursuant to the materiality standard set forth in TSC Industries v. Northway, Inc., 426 U.S. 438 (1976) and Basic, Inc. v. Levinson, 485 U.S. 224 (1988) and based both on quantitative and qualitative factors, Exar determined that a substantial likelihood did not exist that a reasonable investor would consider the Cadeka transaction important in making a voting or investment decision to buy, sell or hold Exar’s common stock. Furthermore, Exar determined that the amount of the consideration paid in the Cadeka transaction, and the assets acquired, are not of a nature or magnitude that would be material to Exar or its investors. In this regard, upon such acquisition the amount paid for Cadeka’s assets constituted approximately 6.12% of Exar’s enterprise value (market capitalization, plus debt, less cash and cash equivalents) and approximately 5.73% of its market capitalization (in each case, as of June 30, 2013, the last fiscal quarter before the Cadeka transaction closed), and accordingly Exar concluded the Cadeka transaction was immaterial to Exar.

In addition to the quantitative significance and materiality tests discussed above, there were no qualitative or other factors present that would support a materiality conclusion. The Cadeka transaction is consistent with Exar’s historical practice of acquiring synergistic assets and complementary businesses. In the last five years, Exar has acquired five companies with total combined assets of approximately $50,600,000 (of which, the Cadeka transaction represents $2,700,000). Furthermore, as a result of the Cadeka transaction, Exar’s cash resources were not depleted. Exar’s cash balance was approximately $180,500,000 as of July 28, 2013 compared to approximately $205,800,000 as of June 30, 2013. Exar’s common stock was minimally diluted as the shares issued were 0.93% of Exar’s outstanding stock as of July 5, 2013. Further, Exar did not enter into a new line of business with the acquisition. Cadeka’s acquired business is high-performance analog and mixed-signal semiconductor products, which is very similar to Exar’s business, and extends Exar’s product offerings to serve additional applications (instrumentation, metering and medical) in markets which Exar already provides solutions.

Exar also determined that the definitive agreement for the Cadeka transaction did not constitute a material contract required to be filed under Item 601(b) of Regulation S-K because, based on the analysis set forth above and among other reasons, the definitive agreement for the Cadeka transaction did not constitute a material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement pursuant to Item 601(b)(2) of Regulation S-K and did not otherwise constitute a contract not made in the ordinary course of business which is material to Exar pursuant to Item 601(b)(10)(i) of Regulation S-K.

Accordingly, we respectfully submit on behalf of Exar that no Form 8-K was required to be filed for the Cadeka transaction nor was the agreement for the Cadeka transaction required to be filed.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY EXAR CORPORATION

Russell Mancuso

Securities and Exchange Commission

August 5, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 566-2536 or pscrivano@omm.com.

Sincerely,

/s/ Paul Scrivano

Paul Scrivano
O’Melveny & Myers LLP

cc: Thomas Melendrez, Exar Corporation

CONFIDENTIAL TREATMENT REQUESTED BY EXAR CORPORATION